RAMIUS ARCHVIEW CREDIT AND DISTRESSED FUND
599 Lexington Avenue, 19th Floor
New York, NY 10022

VIA EDGAR

November 28, 2016

Elisabeth Bentzinger, Esq.
Staff Attorney
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:    Ramius Archview Credit and Distressed Fund
File Nos. 333-204148 and 811-23056

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ramius Archview Credit and Distressed Fund (“Registrant”) hereby requests that the effective date of Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 11:00 am, Eastern Time, on Wednesday, November 30, 2016, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Matthew Kerfoot of Dechert LLP, legal counsel to the Registrant, at 212-641-5694.

Very truly yours,

RAMIUS ARCHVIEW CREDIT AND DISTRESSED FUND

By: /s/ Michael Benwitt
Name: Michael Benwitt
Title: Secretary

FORESIDE FUND SERVICES, LLC
Three Canal Plaza, Suite 100
Portand, ME 04101

VIA EDGAR

November 28, 2016

Elisabeth Bentzinger, Esq.
Staff Attorney
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:    Ramius Archview Credit and Distressed Fund
File Nos. 333-204148 and 811-23056

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Foreside Fund Services, LLC, in its capacity as distributor of Ramius Archview Credit and Distressed Fund (“Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-204148 and 811-23056) (“Registration Statement”) so that such Registration Statement may be declared effective at 11:00 am, Eastern Time, on Wednesday, November 30, 2016, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

FORESIDE FUND SERVICES, LLC

By: /s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President